[redacted]

14045925

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 25 2014
Washington DC
404

SEC FILE NUMBER
8-21373

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **G.research, Inc.**

OFFICIAL USE ONLY
7353
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Corporate Center
(No. and Street)

Rye	**NY**	**10580-1422**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diane M. LaPointe **(914) 921-7763**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Two World Financial Center	**New York**	**NY**	**10281**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

mk
3/4/14

TATE OF New York

COUNTY OF Westchester

OATH OR AFFIRMATION

I, **Diane M. LaPointe**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **G.research, Inc.**, as of **December 31, 2013**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Diane M LaPointe
Signature

Financial & Operations Principal
Title

Notary Public

GEORGE MALDONADO
Notary Public - State of New York
NO. 01MA6166667
Qualified in Westchester County
My Commission Expires 5-21-2015

G.research, Inc.
(formerly known as Gabelli & Company, Inc.)
(A Wholly-owned Subsidiary of Gabelli Securities, Inc.)
(SEC I.D. No. 8-21373)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2013 AND INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

G.research, Inc.
(formerly known as Gabelli & Company, Inc.)
(A Wholly-owned Subsidiary of Gabelli Securities, Inc.)

Statement of Financial Condition

December 31, 2013

Contents

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
G.research, Inc.
Rye, New York

We have audited the accompanying statement of financial condition of G.research, Inc. (the "Company") (formerly known as Gabelli & Company, Inc.) (a wholly-owned subsidiary of Gabelli Securities, Inc.) as of December 31, 2013, and the related notes (the "financial statement") that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of G.research, Inc. as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 24, 2014

G.research, Inc.
(formerly known as Gabelli & Company, Inc.)
(A Wholly-owned Subsidiary of Gabelli Securities, Inc.)

Statement of Financial Condition

December 31, 2013

Assets		
Cash and cash equivalents	$	9,488,594
Securities owned, at fair value		119,415
Receivables from brokers and clearing organizations		64,893
Receivables from affiliates		177,713
Deposits with clearing organizations		200,000
Income taxes receivable from GAMCO Investors, Inc.		1,490,554
Fixed assets, net of accumulated depreciation of $28,678		35,785
Other assets		286,728
Total assets	$	11,863,682
Liabilities and stockholder's equity		
Compensation payable	$	1,900,097
Distribution costs payable		1,409,056
Deferred tax liability, net (including income taxes payable of $1,087)		2,135,908
Payables to affiliates		13,981
Accrued expenses and other liabilities		342,544
Total liabilities		5,801,586
Stockholder's equity:		
Common stock, $.01 par value; 200 shares authorized, issued and outstanding		2
Additional paid-in capital		12,683,543
Accumulated deficit		(6,621,449)
Total stockholder's equity		6,062,096
Total liabilities and stockholder's equity	$	11,863,682

See accompanying notes.

G.research, Inc.
(formerly known as Gabelli & Company, Inc.)
(A Wholly-owned Subsidiary of Gabelli Securities, Inc.)

Notes to Statement of Financial Condition

December 31, 2013

A. Organization and Business Description

G.research, Inc. (the "Company") is a wholly-owned subsidiary of Gabelli Securities, Inc. (the "Parent"), which, in turn, is a majority-owned subsidiary of GAMCO Investors, Inc. ("GBL"). Effective March 14, 2013, the name of the Company was changed from Gabelli & Company, Inc. to G.research, Inc. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is regulated by the Financial Industry Regulatory Authority ("FINRA").

The Company provides institutional investors and investment partnerships with investment ideas on numerous industries and special situations, with a particular focus on small-cap and mid-cap companies. The team of sell-side analysts follows economic sectors on a global basis and are bottom-up stock pickers, recommending companies that trade at significant discounts to Private Market Value ("PMV"). PMV investing is a disciplined, research-driven approach based on the extensive use of security analysis. In this process, the Company carefully selects stocks whose intrinsic value, based on the Company's estimate of current asset value and future growth and earnings power, is significantly different from the value as reflected in the public market. The Company then calculates the firm's PMV, which is defined as the price an informed industrial buyer would be likely to pay to acquire the business. The research focuses on company fundamentals, cash flow statistics, and catalysts that will help realize returns.

The Company generates brokerage commission revenues from securities transactions executed on an agency basis on behalf of institutional clients and mutual funds, private wealth management clients and retail customers of affiliated companies. The Company is also involved in syndicated underwriting activities. It participates in the offerings of certain closed-end funds advised by Gabelli Funds, LLC, a wholly-owned subsidiary of GBL. It also earns distribution fees revenue as outlined in Distribution Fees in Note B. Finally, the Company has investment income generated from its proprietary trading activities.

The Company acts as an introducing broker and all securities transactions for the Company and its customers are cleared through and carried by two New York Stock Exchange ("NYSE") member firms on a fully disclosed basis. The Company has Proprietary Accounts of Introducing Brokers ("PAIB") agreements with these firms. Accordingly, open customer transactions are not reflected in the accompanying Statement of Financial Condition. The Company is exposed to credit losses on these open transactions in the event of nonperformance by its customers, pursuant to conditions of its clearing agreements with its clearing brokers. This exposure is reduced by the clearing brokers' policy of monitoring the collateral and credit of the counterparties until the transaction is completed.

A. Organization and Business Description (continued)

The Company's principal market is in the United States.

B. Significant Accounting Policies

Cash and Cash Equivalents

The Company's investments in an affiliated money market mutual fund meet the criteria to qualify as cash equivalents.

Securities Owned, at Fair Value

Securities owned, at fair value, including common stocks and mutual funds, are recorded at fair value. All securities transactions and transaction costs are recorded on a trade date basis. All of the instruments within securities owned, at fair value are measured at fair value.

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy. The levels of the fair value hierarchy and their applicability to the Company are described below:

- Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 1 assets include cash equivalents, registered mutual funds, and common stocks.
- Level 2 inputs utilize inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. This category includes common stocks that have inputs to the valuations that can be generally corroborated by observable market data.
- Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. These assets include infrequently traded common stocks.

B. Significant Accounting Policies (continued)

Securities Owned, at Fair Value (continued)

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. Investments are transferred into and out of any level at their beginning period values.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized as Level 3.

The valuation process and policies reside with the financial reporting and accounting group which reports to the Chief Financial Officer of GBL. The Company uses the "market approach" valuation technique to value investments in Level 3 investments. The Company's valuation of Level 3 investments is based upon either i) the recent sale prices of the issuer's equity securities or ii) the net assets, book value or cost basis of the issuer when there are no recent sales prices available.

In the absence of a closing price, an average of the bid and ask is used. Bid prices reflect the highest price that the market is willing to pay for an asset. Ask prices represent the lowest price that the market is willing to accept for an asset.

<u>Cash equivalents</u> – Cash equivalents consist of an affiliated money market mutual fund, which is invested solely in U.S. Treasuries. Cash equivalents are valued using quoted market prices. Accordingly, cash equivalents are categorized in Level 1 of the fair value hierarchy.

B. Significant Accounting Policies (continued)

Securities Owned, at Fair Value (continued)

Securities owned, at fair value - Securities owned, at fair value are generally valued based on quoted prices from an exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in Level 1 of the fair value hierarchy. Securities categorized in Level 2 investments are valued using other observable inputs. Infrequently traded investments are included in Level 3 of the fair value hierarchy because significant inputs to measure fair value are unobservable. As of and during the year ended December 31, 2013, there were no Level 3 securities owned.

Receivables from Affiliates

Receivables from affiliates are primarily comprised of a receivable from GBL for expenses paid on its behalf and distribution fees receivable from G.distributors, LLC ("G.distributors"). See Note C.

Receivables from Brokers and Clearing Organizations

Commission revenue, sales manager fees and related clearing charges are recorded on a trade-date basis, and amounts receivable are included in receivables from brokers and clearing organizations.

Distribution Costs Payable

Prior to the transfer of the mutual fund distributor component of the Company's operations, distribution costs were accrued as they were incurred.

Fixed Assets

Fixed assets are recorded at cost and depreciated using the straight-line method over their estimated useful lives of four to seven years.

B. Significant Accounting Policies (continued)

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the Statement of Financial Condition. Under this method, deferred tax assets and liabilities are determined based on the differences between the Statement of Financial Condition and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income tax expense/benefit in the period that includes the enactment date of the change in tax rate.

The Company records net deferred tax assets to the extent we believe these assets will more likely than not be realized. A valuation allowance would be recorded to reduce the carrying value of deferred tax assets to the amount that is more likely than not to be realized. In making such a determination of whether a valuation allowance is necessary, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. In the event the Company were to determine that the Company would be able to realize the Company's deferred income tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company records uncertain tax positions in accordance with Accounting Standards Codification Topic 740 on the basis of a two-step process whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement with the related tax authority. Accrued interest and penalties on uncertain tax positions are included within accrued expenses and other liabilities on the Statement of Financial Condition.

Fair Values of Financial Instruments

The carrying amounts of all financial instruments in the Statement of Financial Condition approximate their fair values.

B. Significant Accounting Policies (continued)

Use of Estimates

The Company's Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Recent Accounting Developments

In December 2013, the FASB issued ASU 2013-12, *Definition of a Public Business Entity*, which defines the term "public business entity." It defines a public business entity as any entity required to file or furnish financial statements to the U.S. Securities and Exchange Commission (SEC) or does file or furnish financial statements (including voluntary filers) with the SEC or who files or furnishes financial statements with a regulatory agency other than the SEC. Accordingly, since the Company is required to file monthly and quarterly financial statements with FINRA and annual statements with the SEC, it is deemed a public business entity under the definition promulgated by this ASU. The definition of a public business entity will be used in considering the scope of new financial guidance and will identify whether the guidance does or does not apply to the Company. ASU 2013-12 does not contain an effective date but requires entities to apply the definition of a public business entity in connection with its adoption of the first new ASU that uses the term. The Company adopted the guidance for its fiscal year ended December 31, 2013 and does not anticipate that this adoption will have a material impact on the Company.

C. Related Party Transactions

At December 31, 2013, the Company had an investment of $9,486,094 in The Gabelli U.S. Treasury Money Market Fund advised by Gabelli Funds, LLC, which is an affiliate of the Company. The amount is recorded in cash and cash equivalents in the Statement of Financial Condition.

In 2013, the Company earned approximately 58%, of its commission revenue from transactions executed on behalf of funds advised by Gabelli Funds, LLC and private wealth management clients advised by GAMCO Asset Management Inc., a wholly-owned subsidiary of GBL.

C. Related Party Transactions (continued)

During 2013, the Company participated as agent in the secondary offerings of The GAMCO Global Gold, Natural Resources & Income Trust ("GGN"). In May 2013, the Company acted as co-manager in the GGN 5% Series B Cumulative Preferred Stock ("GGN Series B") offering. The Company also acted as Dealer Manager for The Gabelli Global Utility and Income Trust's ("GLU") Series A Preferred Share Rights Offering.

On July 27, 2011, the Company entered into the Distribution Agreement with G.distributors. Pursuant to this agreement, G.distributors pays distribution fees to the Company for certain ongoing client relationships for which it is the broker of record.

The Company pays GBL a management fee equal to 20% of the Company's year-to-date pretax profits before consideration of this fee. The Company also pays GBL an administrative management fee of 2.75% of total brokerage income, which includes commission revenues from securities transactions and selling concessions. The Company also pays or receives from GBL the amount of its portion of the current tax expense or benefit, respectively. See Note G for details.

On December 5, 1997, GBL entered into a fifteen-year lease, originally scheduled to expire on April 30, 2013, of office space at 401 Theodore Fremd Ave, Rye, NY from M4E, LLC, an entity owned by the adult children of the GBL Chairman. On September 15, 2008, GBL modified and extended this lease to December 31, 2023, and on June 11, 2013, GBL further modified and extended this lease to December 31, 2028.

D. Securities Owned, at Fair Value

Securities owned are recorded at fair value and consist of the following at December 31, 2013:

Common stocks	$ 119,415
Total	$ 119,415

E. Fair Value

The following table presents information about the Company's assets and liabilities by major categories measured at fair value on a recurring basis as of December 31, 2013 and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value:

Assets Measured at Fair Value on a Recurring Basis as of December 31, 2013

Assets	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Balance as of December 31, 2013**
Cash equivalents	$ 9,486,094	$ -	$ -	$ 9,486,094
Common stocks	119,400	15	-	119,415
Total assets at fair value	$ 9,605,494	$ 15	$ -	$ 9,605,509

There were no transfers between any Levels during the year ended December 31, 2013.

F. Retirement Plan

The Company participates in GBL's incentive savings plan (the "Plan"), covering substantially all employees. Company contributions to the Plan are determined annually by management of the Company and GBL's Board of Directors but may not exceed the amount permitted as a deductible expense under the Internal Revenue Code.

G. Income Taxes

The Company is included in the consolidated U.S. federal and certain state and local income tax returns of GBL. The Company's federal and certain state and local income taxes are calculated as if the Company filed on a separate return basis, and the amount of current and deferred tax or benefit is either remitted to or received from GBL using a benefits for loss approach such that tax attributes are characterized as realized by the Company when those tax attributes are utilized in the consolidated tax return of GBL. This is the case even if the Company would not otherwise have realized those tax attributes.

The Company has a deferred tax liability of $2,134,821 related primarily to the deferred gain associated with the sale of its mutual fund distribution business to G.distributors as well as to other timing differences in the recognition of income and expenses for tax and financial reporting purposes. The deferred gain associated with the sale of its mutual fund distribution business will be recognized on a book basis if and when the business is dissolved or sold to an unaffiliated entity. On a tax basis, the deferred gain is amortized over fifteen years which gives rise to the timing difference.

The Company has separate state net operating losses of $58,000 which will expire in 2030 through 2033. These net operating losses, which give rise to a deferred tax asset, are reflected within the net deferred tax liability. The Company assesses available positive and negative evidence to estimate if it will more-likely-than-not use deferred tax assets including certain tax credits and net operating loss carryovers. Management has determined that sufficient positive evidence exists as of December 31, 2013 to conclude that it is more likely than not that the deferred tax assets which are netted in deferred tax liability, net on the Statement of Financial Condition are realizable, and no valuation allowance is required.

As of December 31, 2013, the Company's gross unrecognized tax benefits which relate to uncertain tax positions were $92,735, of which $60,278, if recognized, would affect the Company's effective tax rate. The Company continues to recognize both interest and penalties with respect to unrecognized tax benefits as income tax expense. The Company had accrued a liability of $68,972 for interest and penalties as of December 31, 2013. These amounts are included in accrued expenses and other liabilities on the Statement of Financial Condition.

As of December 31, 2013, management has not identified any potential subsequent events that could have a significant impact on unrecognized tax benefits within the next twelve months. The Company remains subject to income tax examination by the Internal Revenue Service for years after 2009 and state examinations for years after 2000.

H. Stockholder's Equity

On February 20, 2013, the Parent made a capital contribution of $2,500,000 to the Company.

I. Guarantees, Contingencies, and Commitments

The Company has agreed to indemnify the clearing brokers for losses they may sustain from the customer accounts that trade on margin introduced by the Company. At December 31, 2013, the total amount of customer balances subject to indemnification (i.e. unsecured margin debits) was immaterial. The Company also has entered into arrangements with various other third parties, many of which provide for indemnification of the third parties against losses, costs, claims and liabilities arising from the performance of the Company's obligations under the agreements. The Company has had no claims or payments pursuant to these or prior agreements, and management believes the likelihood of a claim being made is remote, and therefore, an accrual has not been made in the Statement of Financial Condition.

The Company agreed to resolve an outstanding matter from 2012 through the payment of $1 million to FINRA regarding lapses in the Company's supervision of certain registered representatives of the Company in their role as general partners of outside private partnerships. The $1 million accrual was recorded in 2012 and paid in June 2013.

From time to time, the Company is named in legal actions and proceedings. These actions may seek substantial or indeterminate compensatory as well as punitive damages or injunctive relief. The Company is also subject to governmental or regulatory examinations or investigations. The examinations or investigations could result in adverse judgments, settlements, fines, injunctions, restitutions or other relief. The Company cannot predict the ultimate outcome of such matters. The Statement of Financial Condition includes the necessary provisions for losses that the Company believes are probable and estimable. Furthermore, the Company evaluates whether there exists losses which may be reasonably possible and, if material, makes the necessary disclosures. Such amounts, both those that are probable and those that are reasonably possible, are not considered material to the Company's financial condition.

J. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company computes its net capital under the alternative method as permitted by the Rule, which requires that minimum net capital be the greater of $250,000 or 2% of the aggregate debit items in the reserve formula for those broker-dealers subject to Rule 15c3-3. The Company is exempt from Rule 15c3-3 pursuant to paragraph (k)(2)(ii) of that rule which exempts all customer transactions cleared through another broker-dealer on a fully disclosed basis. In addition, our assets at the clearing broker-dealer are treated as allowable assets for net capital purposes as we have in place PAIB agreements pursuant to Rule 15c3-3. These requirements also provide that equity capital may not be withdrawn, advances to affiliates may not be made or cash dividends paid if certain minimum net capital requirements are not met. The Company had net capital, as defined, of $3,641,621, exceeding the required amount of $250,000 by $3,391,621, at December 31, 2013. There were no subordinated borrowings at any time during the year ended December 31, 2013.

K. Regulatory Developments

On July 30, 2013, the SEC voted to adopt amendments to the broker-dealer net capital rule (Rule 15c3-1), customer protection rule (Rule 15c3-3), books and records rules (Rules 17a-3 and 17a-4) and notification rule (Rule 17a-11). These amendments were to become effective on October 21, 2013. On October 16, 2013, however, the SEC provided an extension of the effective date for broker-dealers from the requirements of certain of the amendments to the broker-dealer financial responsibility rules. The extension was provided at the request of various brokers-dealers for whom the 60 day window posed a challenge to properly implement the changes. The effective date for those amendments is now March 3, 2014. The amendments with extended effective dates are as follows:

- Relief was granted for changes to Rule 15c3-3(j)(2) which discusses new requirements regarding free credit balances in customer accounts.
- Relief was granted for changes to Rule 17a-3(a)(23) which requires broker-dealers to completely and accurately document their market, credit and liquidity risk management controls.

K. Regulatory Developments (continued)

- As a result of the above changes to Rule 15c3-3, the old PAIB rules are in effect until March 3, 2014, which require that a signed agreement between a carrying broker and introducing broker exist in order for the introducing brokers assets held by the carrying broker are considered allowable (Rule 15c3-3(a)(16)). Consistent with that, changes associated with paragraph (c)(2)(iv)(E)(2) of Rule 15c3-1 have been delayed as well until the new PAIB rules become effective.

The following amendments became effective on October 21, 2013:

- SEC Rule 15c3-3(j)(1) which requires that broker-dealers notify customers of the amount due to them by a broker-dealer and that the funds are payable upon demand to the customer
- New requirements of Rule 15c3-1 (net capital rule). The amended net capital rule deems that deductions from net capital shall include capital contributions repayable on demand or within one year, broker-dealer liabilities assumed by a third party, if the third party relies upon the broker-dealer's income or assets to satisfy these obligations, and the amount by which fidelity bond deductibles exceed applicable limits.

New requirements of Rule 17a-11 (notification rule). Clients must be notified, at least quarterly, that their money market shares or bank deposit balances may be liquidated upon request. Furthermore, for accounts opened on or after March 3, 2014, broker-dealers that offer sweep programs will be required to obtain client consent to participate in a sweep program and provide enhanced disclosures to customers on the terms and conditions of the sweep program.

As an introducing broker-dealer who does not carry customer accounts, many of the above amendments do not apply to the Company but will instead be carried out by its clearing brokers. The requirements with regard to the computation of net capital are applicable to the Company and will be considered going forward if and when the new requirements impact the Company's computation. However, the net capital amendment is not currently applicable to the Company.

L. Subsequent Events

The Company has entered into agreements with two affiliates, GAMCO Asset Management, Inc. and Gabelli Funds, LLC, to provide research to these affiliates effective January 1, 2014. The agreements call for the entities to pay a monthly research services fee. This fee will be calculated based on the prior month's ending assets under management in portfolios where the portfolio managers utilize the Company's research.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

February 24, 2014

To the Board of Directors of
G.research, Inc.
Rye, New York

In planning and performing our audit of the financial statements of G.research, Inc. (the "Company") (formerly known as Gabelli & Company, Inc.) (a wholly-owned subsidiary of Gabelli Securities, Inc.) as of and for the year ended December 31, 2013 (on which we issued our report dated February 24, 2014 and such report expressed an unmodified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP